UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

129176105
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler PC 65 Livingston Avenue Roseland, NJ 07068 (973) 597-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 129176105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Andrew Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ N/A
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 892,908
	8.	Shared Voting Power: 0*
	9.	Sole Dispositive Power: 892,908*
	10.	Shared Dispositive Power: 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 892,908*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.98%
14.	Type of Reporting Person (See Instructions): IN

*  As of September 30, 2011, Andrew Gordon (the “Reporting Person”) holds a total of 892,908 shares of common stock, par value $0.001 per share (“Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), or 13.98% of the shares of Common Stock deemed issued and outstanding.  The shares of Common Stock reported in the table above includes 892,908 shares of Common Stock held by the Reporting Person through the A. Gordon Family Ventures LLC.  The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. Beneficial ownership percentage is based on 5,495,823 shares of Common Stock issued and outstanding as of September 27, 2011, as disclosed in the Issuer’s prospectus supplement (File No. 333-176412), filed with the Securities and Exchange Commission on September 27, 2011.

Cusip No. 129176105

ITEM 1. SECURITY AND ISSUER

The securities as to which this Amendment Number 3 to Schedule 13D (the “Amendment”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer, whose principal executive offices are located at 3475 Victory Boulevard, Staten Island, NY 10314.

ITEM 2. IDENTITY AND BACKGROUND

(a)     Name: Andrew Gordon (the “Reporting Person”)

(b)     Business Residence: 3475 Victory Boulevard, Staten Island, NY 10314

(c)     Present Occupation: The Reporting Person is the President, Chief Executive Officer, Chief Financial Officer and Treasurer of the Issuer.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

As of September 30, 2011, the Reporting Person holds a total of 892,908 shares of Common Stock, of the Issuer, or 13.98% of the shares of Common Stock deemed issued and outstanding.  The shares of Common Stock reported in the table above include 892,908 shares of Common Stock held by the Reporting Person through the A. Gordon Famly Ventures LLC.  The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. Beneficial ownership percentage is based on 5,495,823 shares of Common Stock issued and outstanding as of September 27, 2011, as disclosed in the Issuer’s Prospectus Supplements (File No. 333-176412), filed with the Securities and Exchange Commission on September 27, 2011.

Cusip No. 129176105

The Reporting Person has no other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b) The Reporting Person beneficially owns (with sole voting and dispositive power) 892,908 shares of Common Stock, which represents approximately 13.98% of the outstanding Common Stock of the Issuer based on 5,495,823 shares of Common Stock issued and outstanding as of September 27, 2011, as disclosed in the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on September 27, 2011.

(c)    On September 30, 2011, the Reporting Person sold 100,000 shares of the Issuer’s Common Stock, at a public offering price of $9.92 per share, in connection with a registered secondary offering (the “Secondary Offering”).  The Secondary Offering was disclosed in the Issuer’s prospectus supplement (File No. 333-176412) filed with the Securities and Exchange Commission on September 27, 2011.  Following the sale, the Reporting Person is the beneficial owner of 892,908 shares of the Issuer’s Common Stock, or approximately 13.98% of the Issuer’s outstanding Common Stock.  The Reporting Person has sole voting and dispositive power over such shares.  Other than the transactions described herein, during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d)     Other than with respect to the 120,000 shares of Common Stock of the Issuer beneficially owned by the Reporting Person as custodian for his minor children, no person or, entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Amendment.

(e)     Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in this Amendment, the Reporting Person sold his shares in the Secondary Offering pursuant to a Subscription Agreement, dated September 27, 2011, a copy of which is filed as an exhibit hereto.  In connection with the Secondary Offering, the Reporting Person also entered into a Placement Agency Agreement with the Issuer, the other selling stockholder named therein, Roth Capital Partners, LLC and Maxim Group, LLC, a copy of which is filed as an exhibit hereto.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

10.1
Placement Agency Agreement, dated as of September 27, 2011, by and among the Company, the selling stockholders named therein, Roth Capital Partners, LLC and Maxim Group, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on September 27, 2011).

10.2
Subscription Agreement, dated as of September 27, 2011, by and between the Company, the selling stockholders named therein and each of the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on September 27, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2011	By:	/s/ Andrew Gordon

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

5